Contact

www.linkedin.com/in/simonovation
(LinkedIn)

Top Skills

Strategic Planning
Public Speaking
Policy Analysis

Languages

German

Certifications

Series 7, 63

Honors-Awards

NASA Distinguished Service Medal
Public Service Award

Greg Simon

Consultant, public speaker at Simonovation, LLC
Washington DC-Baltimore Area

Summary

Greg Simon served as the President of the Biden Cancer Initiative launched in June 2017. He was the Executive Director of the White House Cancer Moonshot Task Force, a position created by President Barack Obama and for which he was chosen by Vice President Joe Biden in March 2016. As Executive Director, Greg assembled and led a team of eight professionals to support the work of the Vice President in developing and promoting the goals of the Cancer Moonshot in numerous meetings and presentations and to coordinate the work of the Task Force comprised of twenty cabinet and sub-cabinet offices.
Greg Simon has held senior positions in both chambers of Congress and the White House, been a senior strategy consultant to a variety of international technology CEO's, led a national patient advocacy nonprofit he co-founded with Mike Milken and served as a senior executive at a large pharmaceutical corporation. He has developed a reputation as a visionary strategist, a dynamic public speaker and writer, and as a knowledgeable analyst of emerging trends in healthcare, information technology, innovative drug research and development and patient advocacy.

Specialties: Strategic policy in health, medical research and information technology; patient advocacy, innovative trends in medical research, information technology, biopharma industry trends

Experience

former President Biden Cancer Initiative
Self Employed
August 2019 - Present (4 years 1 month)
Bethesda, MD

Simonovation, LLC
President, Simonovation, LLC
July 2019 - Present (4 years 2 months)

Bethesda, MD

Biden Cancer Initiative
President
June 2017 - Present (6 years 3 months)
Washington, DC

Biden Foundation
Director, Biden Cancer Initiative
January 2017 - Present (6 years 8 months)
Washington, D.C.

The Biden Cancer Initiative will continue to promote the programs launched by the White House Cancer Moonshot Task Force to accelerate progress in our efforts against cancer.

White House Cancer Task Force
Executive Director
March 2016 - January 2017 (11 months)
Washington D.C.

Greg Simon is currently the Executive Director of the White House Cancer Moonshot Task Force, a position created by President Barack Obama and for which he was chosen by Vice President Joe Biden in March 2016. As Executive Director, Greg assembled and led a team of eight professionals to support the work of the Vice President in developing and promoting the goals of the Cancer Moonshot in numerous meetings and presentations and to coordinate the work of the Task Force comprised of twenty cabinet and sub-cabinet offices.

Over the past nine months Greg and his team worked across the Task Force, academia and the private sector to create over seventy innovative collaborations. On October 17th, 2016, Greg joined the Vice President to present the Cancer Moonshot reports to President Obama in an Oval Office briefing. On December 7, 2016, the passage of the 21st Century Cures Act provided $1.8 billion for the Cancer Moonshot over the next seven years.

Poliwogg
CEO
October 2012 - March 2016 (3 years 6 months)

Poliwogg is an online crowd-financing marketplace that matches young companies with sophisticated investors. Poliwogg concentrates in Healthcare, Yield-based investments and Community enterprises. Previously Greg was the founding President of FasterCures, held senior positions in both chambers of Congress and the White House, was a senior strategy consultant to a variety of international technology CEO's, and served as Senior Vice President at Pfizer for World Wide Policy and Patient Engagement.

Pfizer
2 years

SVP, Patient Engagement
June 2009 - December 2011 (2 years 7 months)
New York, NY

Developed innovative programs for collaborations with nonprofit research organizations and developed a novel community to link Pfizer to paticipants in their clinical trials post-trial.

Senior Vice President, Worldwide Policy
2009 - February 2011 (2 years)

I will be based in New York City as well as Washington, DC.

FasterCures
President
July 2003 - May 2009 (5 years 11 months)

Worked with Mike Milken to build FasterCures into an organization valued and recognized for catalyzing systematic change in the process of discovery and development of new therapies for deadly and debilitating diseases.
• Launched Partnering for Cures, now an industry leading conference that brings together nonprofit research organizations that fund research with philanthropists, investors and companies.
• Created the FasterCures Philanthropy Advisory Service, with funding from the Robert Wood Johnson Foundation and the Bill & Melinda Gates Foundation. This initiative accelerates and increases the flow of philanthropic support to nonprofit medical research organizations by providing in-depth data on the methods, goals, and potential impacts of nonprofit medical research organizations engaged in specific disease areas;
• Promoted innovation in disease research and supported the activities of organizations engaged in cutting-edge research through The Research Acceleration and Innovation Network (TRAIN);
• Worked effectively to ensure that the special needs and challenges of clinical research are understood by those responsible for building and implementing electronic health record (EHR) systems and the emerging Nationwide Health

Information Network (NHIN);focus on and effectiveness of translational research at the National Institutes of Health (NIH);
• Created BioBank Central (www.biobankcentral.org), a health information system that serves as an accurate and timely source of news and knowledge about biorepositories and their critical role in research and therapy development;
• Explored best practices and promising approaches for improving clinical trials and created the Patients Helping Doctors program and site (www.patientshelpingdoctors.org) as a resource for patients and professionals committed to reinventing clinical trials.

Simon Strategies
CEO
April 1997 - May 2003 (6 years 2 months)

The White House
Gore Chief Domestic Policy Advisor
1993 - 1997 (4 years)

As Chief Domestic Policy Advisor to Vice President Al Gore from 1993 to 1997 was lead staffer for development and passage of the Telecommunications Reform Act of 1996 as well as development of the National and Global Information Infrastructure. Represented the Vice President on the National Economic Council, helped negotiate the US-Russia agreement on the International Space Station and oversaw a number of key initiatives, including programs at the National Institutes of Health, the National Cancer Institute, the Food and Drug Administration, and the Human Genome Project. Also instrumental in crafting the regulatory framework that is now the foundation for the biotechnology industry.

House Science Committee Subcommittee on I and O
Staff Director
1986 - 1991 (5 years)

Organized a series of investigatory hearings on biotechnology policy and was involved in hearings and investigations related to NASA, scientific misconduct, neurotoxins, the use of human biological materials in research and the artificial heart program.

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Education

University of Washington School of Law

JD, Law · (1980 - 1983)

University of Arkansas

BA, History, Psychology · (1969 - 1973)